Exhibit 3.1B

FORM OF

MB FINANCIAL, INC.

ARTICLES SUPPLEMENTARY

MB Financial, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Article 5 of the charter of the Corporation, the board of directors of the Corporation (the “Board of Directors”), by the following resolution duly adopted by the Board of Directors, classified and designated a series of          (      ) shares of preferred stock of the Corporation designated as “8% Cumulative Voting Convertible Preferred Stock, Series B” (the “Series B Preferred Stock”):

RESOLVED, that pursuant to the provisions of the charter of the Corporation and applicable law, a series of preferred stock, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the preferences, voting powers and other rights, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, of the shares of such series, are as follows:

Section 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Company a series of preferred stock designated as the “8% Cumulative Voting Convertible Preferred Stock, Series B” (the “Series B Preferred Stock”). The number of shares constituting such series shall be       . The Series B Preferred Stock shall have a par value of $0.01 per share.

Section 2. Ranking. The Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank on a parity with each class or series of equity securities of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company including the Company’s common stock, par value $0.01 per share (the “Common Stock”) (collectively referred to as “Parity Securities”), and senior to each other class or series of capital stock outstanding or established after the Effective Date by the Company the terms of which expressly provide that it ranks junior to the Series B Preferred Stock as to dividend rights and/or as to rights on liquidation, winding-up and dissolution of the Company (collectively referred to as “Junior Securities”).

Section 3. Definitions. Unless the context or use indicates another meaning or intent, the following terms shall have the following meanings, whether used in the singular or the plural:

(a)                                 “Adjusted Book Value Per Share” means the sum of (i) the Baseline Book Value Per Share and (ii) whether positive or negative, (A) the Tangible Book Value Per Share on the applicable Conversion Date less the Tangible Book Value Per Share on the date of the Merger, after giving effect to completion of the Merger.

(b)                                 “American Chartered” means American Chartered Bancorp, Inc., an Illinois corporation.

(c)                                  “Articles Supplementary” means these articles supplementary to the Company’s charter, which relate to the Series B Preferred Stock.

(d)                                 “Baseline Book Value Per Share” means     .  [TO BE DETERMINED BY DIVIDING AMERICAN CHARTERED BANCORP’S FULLY DILUTED TANGIBLE BOOK VALUE PER SHARE AS OF THE MOST RECENT PRACTICABLE DATE PRIOR TO THE MERGER BY 0.2732]

(e)                                  “Board of Directors” means the board of directors of the Company.

(f)                                   “Business Day” means any day other than a Saturday, Sunday or any other day on which banks in the State of New York are generally required or authorized by law to be closed.

(g)                                  “Common Stock” has the meaning set forth in Section 2.

(h)                                 “Company” means MB Financial, Inc., a Maryland corporation.

(i)                                     “Conversion Date” has the meaning set forth in Section 8(c).

(j)                                    “Conversion Price” means the greater of either (i) the Minimum Conversion Price per share or (ii) the most recent Adjusted Book Value Per Share; provided, however, that in the event the Company has not paid dividends on the Series B Preferred Stock pursuant to Section 4 hereof for any two consecutive quarters, then clause (ii) hereof shall be reduced by ten percent until such dividends have been paid.

(k)                                 “Effective Date” means the date on which shares of the Series B Preferred Stock are first issued.

(l)                                     “Holder” means the Person in whose name the shares of the Series B Preferred Stock are registered, which may be treated by the Company as the absolute owner of the shares of Series B Preferred Stock for the purpose of making payment and settling conversions and for all other purposes.

(m)                             “Junior Securities” has the meaning set forth in Section 2.

(n)                                 “Liquidation Amount” has the meaning set forth in Section 4(a).

(o)                                 “Mandatory Conversion Date” means September 20, 2017.

(p)                                 “Merger” means the merger of American Chartered with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of November 20, 2015, by and between the Company and American Chartered.

(q)                                 “Minimum Conversion Price” means $9.15, subject to adjustment under Section 10(a).

(r)                                    “Ownership Limit” means at the time of determination, 9.9% of any class of Voting Securities of the Company outstanding at such time (counting in both the numerator and the denominator the Common Stock issuable to the Holder upon conversion of shares of  Series B Preferred Stock by the Holder in full) (and not counting in the denominator any other warrants, options or securities convertible or exchangeable into Common Stock) or such level as the Holder otherwise reasonably determines would not result in such Holder being deemed to “control” the Company or any subsidiary of the Company for purposes of the relevant provisions of Bank Holding Company Act of 1956, as amended, the Change in Bank Control Act of 1978, as amended, and any applicable provisions of the regulations, or relevant interpretations thereunder, issued by the Board of Governors of the Federal Reserve System. Any calculation of a Holder’s percentage ownership of the outstanding Voting Securities of the Company for purposes of this definition shall be made in accordance with the relevant provisions of the foregoing rules and regulations.

(s)                                   “Parity Securities” has the meaning set forth in Section 2.

(t)                                    “Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

(u)                                 “Preferred Stock” means any and all series of preferred stock of the Company, including the Series B Preferred Stock.

(v)                                 “Tangible Book Value Per Share” means the Company’s common stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by the number of shares of Common Stock outstanding.

(w)                               “Voting Securities” means, at any time, shares of any class of capital stock of the Company that are then entitled to vote generally in the election of directors.

Section 4. Dividends.

(a)                                 Rate. Holders of Series B Preferred Stock shall be entitled to receive, on each share if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each calendar quarter (each a “Dividend Period’) at the rate of eight percent (8%) per annum (the “Applicable Dividend Rate”) on (i) $1,000.00 per share plus (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Series B Preferred Stock, if any (the sum of (i) and (ii) is the “Liquidation Amount”).

(b)                                 Payment. Dividends shall begin to accrue and be cumulative on each share of Series B Preferred Stock from the date such share is issued (the “Original Issue Date”), shall compound on the fifteenth (15th) day after the end of each Dividend Period (each a “Dividend Payment Date”), and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. Dividends that are payable on Series B Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Series B Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month. Dividends that are payable on Series B Preferred Stock on any Dividend Payment Date will be payable to Holders of record of Series B Preferred Stock as they appear on the stock register of the Company on the applicable record date, which shall be the last day of the applicable Dividend Period or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day. Any provision herein to the contrary notwithstanding, the Company may pay in cash to any Holder of shares of Series B Preferred Stock upon conversion of such shares into Common Stock the amount of any accrued and unpaid dividends on such shares, and no such payment will require the Company to pay an equivalent amount or dividend to any other holder of shares of Preferred Stock.

(c)                                  Priority. So long as any share of the Series B Preferred Stock remains outstanding, no full dividends shall be declared or paid or set apart for payment on any series of preferred stock or other capital stock of any series ranking, as to dividends or liquidation preference, on a parity (“Parity Stock”) with the Series B Preferred Stock for any calendar quarter unless full dividends on the Series B Preferred Stock for the Dividend Period ending during such calendar quarter have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and any other Parity Stock, dividends upon the Series B Preferred Stock and dividends on such other Parity Stock payable during such calendar quarter shall be declared pro rata so that the amount of such dividends so payable per share on the Series B Preferred Stock and such other Parity Stock shall in all cases bear to each other the same ratio that full dividends for the calendar quarter on the shares of Series B Preferred Stock and full dividends, including required or permitted accumulations, if any, on shares of such other Parity Stock, bear to each other. If full dividends on the Series B Preferred Stock have not been declared and paid or set aside for payment for any Dividend Period, then the following restrictions shall be applicable to such Dividend Period: (i) no dividend or distribution, other than in shares of capital stock ranking junior to the Series B Preferred Stock as to dividends or liquidation preference (“Junior Stock”), may be declared, set aside or paid on any shares of Junior Stock, (ii) the Company may not repurchase, redeem or otherwise acquire any shares of its Junior Stock (except by conversion into or exchange for Junior Stock) and (iii) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire (except by conversion into or exchange for Junior Stock) any shares of any class or series of Junior Stock or warrants, calls, options or other rights to acquire capital stock of the Company or other security exercisable or exchangeable into capital stock of the Company, otherwise than in connection with acquisitions of Junior Stock or options for Junior Stock acquisition pursuant to a cashless exercise of a stock option or pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of Series B Preferred Stock. No interest or sum of money in lieu of interest shall be payable in respect of any declared dividend payment or payments on the Series B Preferred Stock which may be in arrears. As used herein, the phrase “set apart” in respect of the payment of dividends on the Series B Preferred Stock shall require deposit of any funds in a bank or trust company in a separate deposit account maintained for the benefit of the Holders of the Series B Preferred Stock.

Section 5. Liquidation.

(a)                                 Priority. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the Holders of the shares of the Series B Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders under applicable law, before any payment or distribution of assets shall be made on any class or series of capital stock of the Company ranking junior to the Series B Preferred Stock upon liquidation, an amount equal to the Liquidation Amount per share plus a sum equal to all dividends declared but unpaid for the then applicable Dividend Period to the extent not included in the calculation of the Liquidation Amount. For purposes of this Section 5, the merger or consolidation of the Company into or with any other corporation or association, the merger or consolidation of any other corporation or association into or with the Company, or the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Company shall not be deemed a dissolution, liquidation or winding up of the Company, unless such sale, conveyance, exchange or transfer shall be in connection with and intended to be a plan of complete liquidation, dissolution or winding up of the Company.

(b)                                 Limitation on Payment. After the payment in cash to the Holders of the shares of the Series B Preferred Stock of the full preferential amounts for the shares of the Series B Preferred Stock, as set forth in Section 5(a), the Holders of the Series B Preferred Stock as such shall have no further right or claim to any of the remaining assets of the Company.

(c)                                  Shortfall of Liquidation Proceeds.  In the event the assets of the Company available for distribution to the Holders of shares of the Series B Preferred Stock upon any voluntary or involuntary liquidation, dissolution or winding up of the Company shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5(a), no distribution shall be made on account of any shares of any other series of Preferred Stock or any other class of capital stock of the Company ranking on a parity with the shares of the Series B Preferred Stock upon such liquidation, dissolution or winding up unless proportionate amounts shall be paid on account of the shares of the Series B Preferred Stock, ratably, in proportion to the full amounts to which holders of all such shares which are on a parity with the shares of the Series B Preferred Stock are respectively entitled upon such dissolution, liquidation or winding up.

Section 6 Maturity. The Series B Preferred Stock shall be perpetual unless converted in accordance with these Articles Supplementary.

Section 7. Redemptions; Sinking Fund. The shares of Series B Preferred Stock are not redeemable. The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series B Preferred Stock will have no right to require redemption of any shares of Series B Preferred Stock.

Section 8. Conversion.

(a)                                 At the Holder’s Option. Each Holder of Series B Preferred Stock shall have the right, at such Holder’s option, to convert all or a portion of such Holder’s Series B Preferred Stock at any time into that number of shares of Common Stock determined by dividing the Conversion Price in effect on such date into the Liquidation Amount of the shares of Series B Preferred Stock being converted.

(b)                                 Automatically. Effective as of the close of business on the Mandatory Conversion Date with respect to the shares of Series B Preferred Stock of a Holder, such Holder’s shares of Series B Preferred Stock shall automatically convert into the number of shares of Common Stock determined by dividing the Conversion Price in effect on such date into the Liquidation Amount of the shares of Series B Preferred Stock being converted.

(c)                                  Procedures. In order to effect a conversion under Section 8(a), such Holder must:

(i)                                     complete and manually sign an irrevocable conversion notice in the form provided by the Company or an agent appointed by the Company, and deliver such conversion notice to the Company or such agent;

(ii)                                  if the shares of Series B Preferred Stock are in certificated form, surrender the shares of Series B Preferred Stock being converted; and

(iii)                               if required, furnish appropriate endorsements and transfer documents.

The “Conversion Date” in the case of a conversion by a Holder of Series B Preferred Stock under Section 8(a) shall be the date when all of the conditions in clauses (i) through (iii) above have been satisfied and in the case of a conversion under Section 8(b) shall be the Mandatory Conversion Date. The Company or such agent shall, on a Holder’s behalf, convert the Series B Preferred Stock into shares of Common Stock, in accordance with the terms of the notice delivered by such Holder pursuant to clause (i) or without any action by the Holder at the Mandatory Conversion Date.

(d)                                 No Dividends After Conversion. Effective immediately prior to the close of business on any applicable Conversion Date, dividends shall no longer be declared on any such converted shares of Series B Preferred Stock, and such shares of Series B Preferred Stock shall represent only the right to receive shares of Common Stock issuable upon conversion of such shares, provided that Holders of Series B Preferred Stock shall have the right to receive any declared and unpaid dividends on such shares and any other payments to which they are otherwise entitled pursuant to the terms hereof. No allowance or adjustment, except pursuant to Section 10(b), shall be made in respect of dividends payable to holders of the Common Stock of record as of any date prior to the close of business on any applicable Conversion Date.

(e)                                  Record Holders for Conversion. The person or persons entitled to receive the Common Stock issuable upon conversion of Series B Preferred Stock on any Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock as of the close of business on such Conversion Date. In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Series B Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Company shall be entitled to register and deliver such shares, and make such payment, in the name of the Holder and in the manner shown on the records of the Company.

(f)                                   No Fractional Shares. No fractional shares of Common Stock will be issued to Holders of the Series B Preferred Stock upon any conversion. In lieu of fractional shares otherwise issuable, the Holders will be entitled to receive an amount in cash equal to the fraction of a share of Common Stock at the Conversion Price in effect on the applicable Conversion Date.

Section 9. Voting Limits.

(a)                                 Notwithstanding anything to the contrary contained herein, a Holder of Series B Preferred Stock shall be entitled to vote together with the Holders of Common Stock on all matters upon which the Holders of Common Stock are entitled to vote to the extent (but only to the extent) that at such time such Holder does not own, and is not deemed for applicable bank regulatory purposes to own, securities of the Company in excess of the Ownership Limit. Subject to the foregoing restriction with respect to the Ownership Limit, each share of Series B Preferred Stock shall be entitled to such number of votes as the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible at the Minimum Conversion Price at the time of the record date for any such vote, and for the purpose of such calculation, shares of Common Stock sufficient for the full conversion of all shares of Series B Preferred Stock shall be deemed to be authorized for issuance under the Company’s charter on such date and shall be included in such calculation; provided, that, in no event shall a Holder of Series B Preferred Stock be permitted to cast votes in excess of the Ownership Limit.

(b)                                 So long as any shares of Series B Preferred Stock are outstanding, the vote or consent of the Holders of a majority of the shares of Series B Preferred Stock at the time outstanding, voting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating any of the following actions, whether or not such approval is required by Maryland law:

(i)                                     the creation by the Company of any class or series of equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of equity securities of the Company ranking senior to the Series B Preferred Stock either as to the payment of dividends or rights upon liquidation; provided, however, that any such class or series of equity securities of the Company shall not be considered for these purposes to rank senior to the Series B Preferred Stock either as to the payment of dividends or rights upon liquidation merely because such class or series of equity securities ranks senior to the Common Stock either as to the payment of dividends or rights upon liquidation, and

(ii)                                  the creation of any such class or series shall require the affirmative vote or consent of not less than a majority of the outstanding shares of Series B Preferred Stock.

Notwithstanding the foregoing, Holders shall not have any voting rights if, at or prior to the effective time of the act with respect to which such vote would otherwise be required, all outstanding shares of Series B Preferred Stock have been converted into shares of Common Stock.  The holders of the Series B Preferred Stock shall have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in the Company’s charter, of the Series B Preferred Stock.

Section 10. Anti-Dilution Adjustments.

(a)                                 Subdivision of Common Stock. If the Company at any time after the Effective Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Minimum Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time after the Effective Date combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Minimum Conversion Price in effect immediately prior to such combination will be proportionately increased.

(b)                                 Purchase Rights. If at any time the Company grants, issues or sells any options to purchase shares of Common Stock, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of its Common Stock (the “Purchase Rights”) prior to a Conversion Date, then each Holder of Series B Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights that such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s shares of Series B Preferred Stock immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(c)                                  No Preemptive Rights. Except as provided in this Section 10, Holders of the Series B Preferred Stock are not entitled to any preemptive rights to acquire any unissued shares of any capital stock of the Company, now or hereafter authorized, or any other securities of the Company, whether or not convertible into shares of capital stock of the Company or carrying a right to subscribe to or acquire any such shares of capital stock.

Section 11. Change of Control Events.

(a)                                 In the event that, prior to the Mandatory Conversion Date, there are shares of Series B Preferred Stock still outstanding and any of the following occurs:

(i)                                     a sale by the Company of substantially all of its assets,

(ii)                                  a sale by MB Financial Bank, N.A. of substantially all of its assets or a transfer of substantially all of its deposits,

(iii)                               a sale or exchange by some or all of the stockholders of the Company in one transaction, or in a series of related transactions, as a result of which, a majority of the voting capital stock of the Company is held by a person or persons who did not hold voting capital stock of the Company prior to the transaction or transactions,

(iv)                              a consolidation, merger or similar transaction in which the persons who held a majority of the voting capital stock of the Company prior to the transaction hold less than a majority of the voting capital stock of the Company or survivor to the merger or other transaction after the transaction,

(v)                                 a sale or other issuance of capital stock by the Company in a single transaction, or series of transactions (other than pursuant to a public offering of capital stock of the Company), as a result of which the person or persons holding a majority of the voting capital stock of the Company prior to the transaction no longer hold a majority of the voting capital stock after the transaction, then any such event specified in this Section 11(a) shall be considered a “Change of Control Event” and solely for purposes of determining whether a Change of Control Event shall have occurred, all securities of the Company which are convertible at the option of the holders thereof into shares of voting capital stock of the Company shall be deemed to be issued and outstanding shares of voting capital stock of the Company.

(b)                                 In the event of a Change in Control Event in which the Company is a survivor, each share of such Holder’s Series B Preferred Stock outstanding immediately prior to such Change of Control Event shall remain outstanding. Whether or not the Company is a survivor in a Change in Control Event, subject to Section 8(a), each Holder shall have the right, at its option, subject to the terms and provisions of this Section 11, to

(i)                                     convert any or all of such Holder’s shares of Series B Preferred Stock, effective as of the close of business on the closing date of the Change of Control Event, into the type and amount of securities, cash and other property receivable in such Change of Control Event by the Holder (other than a counterparty to the Change of Control Event or an affiliate of such counterparty) in respect of each such share of Series B Preferred Stock equal to the number of shares of Common Stock into which one share of Series B Preferred Stock would then be convertible assuming that a Mandatory Conversion Date in respect of such shares of Series B Preferred Stock had occurred (such securities, cash and other property, the “Exchange Property); provided, however, that:

A.                                    each Holder shall have the option to have the Exchange Property include the maximum amount of cash per share of Common Stock that could be received by any holder of Common Stock in connection with a Change of Control Event in respect of each such share of Series B Preferred Stock equal to the number of shares of Common Stock into which one share of Series B Preferred Stock would then be convertible assuming that a Mandatory Conversion Date in respect of such shares of Series B Preferred Stock had occurred;

B.                                    in the event that holders of the shares of Common Stock shall receive cash and securities as the consideration to be received in connection with any Change of Control Event and the securities are issued by an issuer which is not listed on the NASDAQ Stock Market or any other national securities exchange or automated quotation system, then each Holder shall have the option to receive the fair value of all of the Exchange Property to be received in connection with such Change of Control Event, as determined by the Board of Directors, in cash; and

C.                                    the aggregate cash received by the Holders pursuant to the foregoing Sections 11(b)(i)(A) and (B) shall not exceed the aggregate amount of cash available in the transaction and the balance of the Exchange Property shall be issued in Substitute Securities as hereinafter defined and the aggregate amount of cash available in such transaction shall be distributed as follows: first, on a pro rata basis to the Holders pursuant to this Section 11(b) based on the number of shares of Series B Preferred Stock held by such Holder, and second, to the holders of Common Stock; or

(ii)                                  in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity, be converted into or exchanged for preferred securities of the surviving or resulting entity or its ultimate parent (the “Substitute Securities”), that is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such Series B Preferred Stock remaining outstanding or such Substitute Securities, as the case may be, shall have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the Holders thereof than the rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole. In the event that the Holders of a majority of the shares of the Series B Preferred Stock elect to accept such Substitute Securities, it shall be conclusively presumed that the rights, preferences, privileges and voting powers of the Holders who did not so elect to accept such Substitute Securities, taken as a whole, were not materially less favorable than those of the Holders of a majority of the shares of the Series B Preferred Stock that did elect to accept such Substitute Securities; provided, however, that such agreement by a majority of the shares of the Series B Preferred Stock shall not be the sole or exclusive method of such determination, nor shall such agreement be required.

(c)                                  The conversion right of a Holder of Series B Preferred Stock pursuant to this Section 11 shall be exercised by the Holder by the surrender of the certificates representing the shares to be converted to the Company or to the transfer agent for the Company, accompanied by a notice of reorganization conversion, no later than the tenth day following the date of delivery to each Holder of a notice from the Company of the expected consummation or the consummation of a Change of Control Event.

(d)                                 Immediately prior to the close of business on the closing date of the Change of Control Event, each converting Holder of Series B Preferred Stock shall be deemed to be the holder of record of the number of shares of Common Stock deemed to be issuable upon conversion of such Holder’s Series B Preferred Stock, notwithstanding that the share register of the Company shall then be closed or that certificates representing such Common Stock shall not then be actually delivered to such Person.

(e)                                  Upon notice from the Company, each Holder of Series B Preferred Stock so converted shall promptly surrender to the Company or its transfer agent certificates representing the shares so converted (if not previously delivered), duly endorsed in blank or accompanied by proper instruments of transfer.

(f)                                   The above provisions of this Section 11 shall similarly apply to successive Change of Control Events and the provisions of Section 10 shall apply to any shares of capital stock of the Company (or any successor) received by the holders of the Common Stock in any such Change of Control Event.

(g)                                  The Company (or any successor) shall, within seven days of the consummation of any Change of Control Event, provide written notice to the Holders of such consummation of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 11.

(h)                                 The Company shall not enter into any agreement for a transaction constituting a Change of Control Event unless such agreement provides for or does not interfere with or prevent (as applicable) treatment of the Series B Preferred Stock in a manner that is consistent with and gives effect to this Section 11.

Section 12. Reservation of Common Stock.

(a)                                 The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock or shares acquired by the Company, solely for issuance upon the conversion of shares of Series B Preferred Stock as provided in these Articles Supplementary, free from any preemptive or other similar rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series B Preferred Stock then outstanding. For purposes of this Section 12(a), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Series B Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single Holder.

(b)                                 All shares of Common Stock delivered upon conversion of the Series B Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free from all preemptive rights and free and clear of all liens, claims, security interests and other encumbrances.

(c)                                  Prior to the delivery of any securities that the Company shall be obligated to deliver upon conversion of the Series B Preferred Stock, the Company shall use its reasonable best efforts to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

(d)                                 The Company hereby covenants and agrees that, if at any time the Common Stock shall be listed on the NASDAQ Stock Market or any other national securities exchange or automated quotation system, the Company will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, all the Common Stock issuable upon conversion of the Preferred Stock.

Section 13. Replacement Certificates. The Company shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Company. The Company shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Company of satisfactory evidence that the certificate has been destroyed, stolen or lost.

Section 14. Miscellaneous. All notices referred to herein shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail (unless first-class mail shall be specifically permitted for such notice under the terms of these Articles Supplementary) with postage prepaid, addressed: (i) if to the Company, to its office at MB Financial, Inc., 6111 N. River Road,  Rosemont, Illinois 60018 Attention: Chief Financial Officer, Facsimile: (847) 653-0080, or (ii) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Company, or (iii) to such other address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

SECOND:  The Series B Preferred Stock has been classified and designated by the Board of Directors under the authority contained in the charter of the Corporation.

THIRD:  These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH: The undersigned Vice President and Chief Financial Officer acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Vice President and Chief Financial Officer acknowledges that to the best of her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature page follows]

IN WITNESS WHEREOF, MB FINANCIAL, INC. has caused these Articles Supplementary to the Charter to be signed in its name and on its behalf by its Vice President and Chief Financial Officer and witnessed by its Vice President and Secretary on        , 2016.

MB FINANCIAL, INC.

Name:	Jill E. York
Title:	Vice President and Chief Financial Officer

WITNESS:

Name:	Doria L. Koros
Title:	Vice President and Secretary